SUB-ITEM 77Q1 (e):  Exhibits

AMENDMENT #1 TO EXHIBIT A
to the
Investment Advisory Contract

Federated InterContinental Fund
(formerly Federated Atlas Fund)

    This Amendment #1 to Exhibit A to the Investment Advisory
Contract between Federated Global Investment Management Corp.
and Federated Equity Funds, approved at a board meeting on May
17, 2013, shall become effective as of June 24, 2013.

    For all services rendered by Adviser hereunder, the above-named Fund of the Federated Equity Funds shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.90% of the average daily net assets of the Fund.

    The portion of the fee based upon the average daily net assets of the Fund shall be accrued daily at the rate of 1/365th of 0.90 of 1% applied to the daily net assets of the Fund.

    The right of the Adviser as set forth in Paragraph 6 of this Contract to assume expenses of one or more of the Funds shall also apply as to any classes of the above-named Fund.

    The advisory fee so accrued shall be paid to Adviser daily.

    Witness the due execution hereof this 1st day of June, 2013.



FEDERATED EQUITY FUNDS



By:  /s/ J. Christopher Donahue
Name:  J. Christopher Donahue
Title:  President



FEDERATED GLOBAL INVESTMENT
MANAGEMENT CORP.



By:  /s/ John B. Fisher
Name:  John B. Fisher
Title:  President & CEO